

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 8, 2009

<u>Via U.S. Mail and Fax (281) 589-4955</u>
Mr. Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

Re:		**Cabot Oil & Gas Corporation**
		Form 10-K for the Fiscal Year Ended December 31, 2008
		Filed February 27, 2009
		Form 10-Q for the Quarterly Period Ended March 31, 2009
		Filed April 30, 2009
		File No. 1-10447

Dear Mr. Schroeder:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 7. Commitments and Contingencies

Settlement of Dispute, page 86

1.   We note your disclosure of a settlement of a dispute with a third party in
        December 2008, and your recording of a gain of $51.9 million, comprised of
        $20.2 million in cash paid by the third party and $31.7 million related to the fair
        value of unproved property rights received. Please expand your disclosure to
        provide more detail regarding the nature of the dispute, the terms of the settlement
        and your accounting for this settlement, including the tax effect. It appears that
        expanded disclosure should also be provided in your MD&A.

Engineering comments:

Business, page 2

Overview, page 2

2.   We note that a number of your major properties such as the Sissonville, Pineville,
        Logan-Hogan-Dingess, Big Creek, Hernshaw-Bull Creek, Huff Creek in West
        Virginia, Dimock in Pennsylvania, and Brachfield Southeast in East Texas have
        reserve lives which appear to be longer than industry norms. In the case of
        Dimock, the reserve life exceeds 110 years. For each property listed please
        provide us with the following:

        •   the amount of proved undeveloped reserves;
        •   the amount of proved undeveloped reserves you developed into proved
            developed in each of the last three years;
        •   the amount of reserves you plan to develop in 2009, 2010 and 2011;
        •   the year the reserves were first booked as proved;
        •   the reason why you are drilling less than a third of the number of wells
            you drilled last year in the East region even though it has a reserve life of
            almost 35 years.

Reserves, page 9

3.   Explain your statement that your "reserves are sensitive to natural gas and crude
        oil sales prices and their effect on economic producing rates. Our reserves are
        based on oil and gas index prices in effect on the last day of December 2008."
        Address your sensitivity to price changes.

Capital and Exploration Expenditures, page 34

4.   You indicate that you will spend $475 million in development capital in 2009 compared to $1.4 billion in 2008. We note that the projected amount is less than you spent in 2006 when you reported 384 BCFe of proved undeveloped reserves as compared to almost 600 BCFe of proved undeveloped reserves at the end of 2008. With a view towards disclosure, please tell us how many proved undeveloped reserves you will develop in 2009 as compared to how much you could develop if your 2009 budget were more in line with that spent in 2008.

Oil and Natural Gas Reserves, page 105

5.   Please tell us how much oil and natural gas you were projected to produce in 2008 from the total proved reserves case of your 2007 reserve report. Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008. Please provide sufficient explanations for those differences.

6.   Please tell us how much of your revisions of oil, and natural gas in 2008 were due to price changes and how much were due to performance changes.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

   filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3718 if you have questions regarding the engineering comments and related matters. You may contact me at (202) 551-3461 with any other questions.

         Sincerely,

         /s/ Chris White

         Chris White
         Branch Chief